

June 7, 2011

Via Email
Ding Jinbiao, Chief Executive Officer
Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang,
Quanzhou, Fujian, China 362211

> **Re:** **Westergaard.com, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed April 26, 2011**
> **File No. 000-29761**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed April 26, 2011

Item 1.01 Entry into a Material Definitive Agreement, page 1

1. We note your response to comment two of our letter dated March 7, 2011 and your revised disclosure on page one regarding the February 11, 2011 Closing Date. We note, however, the following disclosure addressing the closing in the present tense:
    - "The option shares vest and become exercisable upon effectiveness of the Ansheng International Share Transfer Agreement," on page 35,
    - "The option shares vest and become exercisable upon the effectiveness…" on page 49, and

- "The shares that Bonus Capital is entitled to will be transferred … in the closing of the Exchange Agreement," on page 53.

Please revise to reconcile the apparent inconsistency. In addition, please revise to describe the outstanding liabilities of Westergaard.com, Inc., including the amount that was paid pursuant to the Share Exchange Agreement.

Business, page 5

Overview, page 5

2. We note your revised disclosure on pages five and six. Please clarify the reasons for determining the amount attributed to the share transfer and capital contribution, approximately $1.9 million. Also, please revise the graphic on page five to indicate Mr. Ding's control of Fujiang Ansheng.

3. We note your response to comment five of our letter dated March 7, 2011 and we reissue it in part. Please revise to clarify whether Mr. Ding Jinbiao's contribution of 12,580,000 RMB to Ansheng (HK) Holdings Limited's capital, as described on page six, was part of the September 15, 2010 Fujian Ansheng Share Transfer Agreement. Exhibit 10.14 does not appear to address a requirement of any capital contributions to Ansheng (HK) Holdings Limited. Also, please clarify whether Mr. Ding received any shares or ownership of Ansheng (HK) Holdings Limited when he made this capital contribution. If Mr. Ding's contribution is part of another transaction or agreement, please revise to disclose the material terms and file any material agreement.

4. We note your response to comment 47 of our letter dated March 7, 2011 and we reissue it in part. Please revise here and on page 53 to describe the role of Mr. Lam Chiu Ming and the business purpose of the Fujian Ansheng Share Transfer Agreement (Exhibit 10.14) and the Ansheng International Share Transfer Agreement (Exhibit 10.24). In particular, please explain your response that these agreements were entered "in order to be in compliance with the PRC laws and regulations."

5. Please revise to clarify whether the 12,580,000 RMB contributed capital by Mr. Ding will remain with Ansheng (HK) Holdings Limited should Mr. Ding exercise his option to purchase 100% of its shares AnSheng International Inc. Also, please clarify whether there are any restrictions, contractual or regulatory, that would prevent Ansheng (HK) from distributing its 12,580,000 RMB contributed capital prior to the exercise of the Ansheng International Share Transfer Agreement option.

6. Please revise page six or where appropriate to identify the agreements or arrangements through which "Mr. Ding is able to control and manage the operational, investment and business decisions of these companies, including the ability to control decisions regarding any change in these companies' capital structure or payment of dividends." We also note

disclosure on page six that "Mr. Lam agreed that no further directors would be appointed to the board of Ansheng International, Inc., ANBAILUN, Ansheng (HK), or Fujian Ansheng without the prior written consent of Mr. Ding" and he has "the ultimate authority to determine the composition of the board of directors for these companies." It is unclear from your exhibits, including 10.14 and 10.24, what provisions grant Mr. Ding the types of control identified on page six. Please revise to clarify. If Mr. Ding's control of Ansheng International or its subsidiaries is granted pursuant to an agreement, please file it as an exhibit and disclose the material terms.

7.   We note your response to comment six of our letter dated March 7, 2011 and we reissue it in part. You disclose on page six that Ansheng (HK)'s sole ownership of Fujian Ansheng was registered with the Fujian Branch Office of the State Administration for Industry and Commerce, or SAIC, on December 13, 2010, but do not explain why such registration was necessary. On pages 30 and 52 you briefly mention the SAIC, but do not indicate whether and why registration with this agency is required. Please revise accordingly. Also, please clarify whether the reference to the "share exchange became effective on December 13, 2010 upon approval of the transaction by the PRC government" on page F-7 of Exhibit 99.1 refers to the Fujian Branch Office of the SAIC. Please revise to clarify.

Industry Overview, page 7

8.   We note your response to comment nine our letter dated March 7, 2011 and we reissue it in part. The dollar value of the soles provided by Fujian Hongwei Shoes Plastic Co., Ltd. in the table on page 16 ($10,211,732) differs from the amount in Exhibit 10.2 (RMB 7,559,340, approximately $1.2 million). Please revise to reconcile or advise.

Risk Factors, page 20

9.   We note your response to comments 12 and 16 of our letter dated March 7, 2011 and the statement that you "have not received an opinion of PRC counsel on these matters." However, it appears that the matters identified relate to "the legality of the corporate structure as it relates to PRC law," for which you say you did receive an opinion. Please revise or advise regarding your intention to file the opinion.

10. We note your response to our prior comments 18– 23. Based on your response, it appears that your management does not have prior experience, formal education or credentials related to U.S. GAAP and you do not have an audit committee. Based on the foregoing, it appears that you do not have accounting personnel with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP. Please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors would include the fact that your subsidiaries' books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and

supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 33

Results of Operations, page 38

11.   We note your revised disclosures in response to our prior comment 27. However, you have not fully addressed the issues. Thus the comment is partially reissued. You state that revenues increased at 40-60% rate for the past three years attributable to increased market demand and expansion of your sales network. Please discuss in detail (i) the primary drivers of your market demand that contributed this growth (ii) how you increased sales to your existing distributors and (iii) discuss any known material trends, seasonal effects and uncertainties. For example, please discuss how casual shoe sales increased from 17% to 42% of total sales in 2010.

Liquidity and Capital Resources, page 43

12.   We note your revised disclosure on page 44 regarding the change from cash provided by operations of $8.3 million in 2009 to cash used in operations of $77 thousand in 2010. Please revise to provide further narrative clarification of this trend, including with respect to the "increase in accounts receivable of approximately $9,711,000 due to an increase in sales."

13.   We note your revised disclosure on page 46. Please revise to quantify the approximate amount of reserve required to meet the "50% of registered capital."

14.   We note your revised disclosure and response to comments 32 and 38 from our letter dated March 7, 2011. Please revise "Dividend" on page 58 to clarify the circumstances and purpose of the dividend to your Mr. Ding. In this regard, it is unclear what you mean by "offset by the net proceeds from bank loans." Also, it is unclear what amount of compensation in the table on page 57 is attributable to the approximately $4.3 million dividend. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 48

15.   We note your response to comment 41 of our letter dated March 7, 2011 and we reissue it in part. Please revise to provide the largest aggregate amount of principal outstanding during the period. See Item 404(a)(5) of Regulation S-K.

16.   We note your response to comment 42 of our letter dated March 7, 2011 and reissue the comment. Please disclose any arrangements or agreements related to the composition of the board. See Item 401(a) of Regulation S-K.

17.   Please revise Director Independence and Board Committees to clarify the nature of your commitment to appoint independent directors "when [y]our investors request [you] to do so." In this regard, it is unclear if Mr. Lam and/or Mr. Ding are the "investors." Additionally, please advise whether you anticipate you will have independent directors or board committees prior to your securities being listed on an exchange.

China Regulations, page 50

18.   We note your response to comment 45 of our letter dated March 7, 2011. With a view to clarifying disclosure, advise us how you pay expenses generated by the U.S. holding company and how you anticipate paying dividends without U.S.-based accounts.

Consultants, page 54

19.   We note your response to comment 49 of our letter dated March 7, 2011 and we reissue it in part. Please file the Term Sheet dated February 11, 2011 referenced on page 54 as an exhibit, or advise us why you believe it is not material.

Item 3.02 Unregistered Sales of Equity Securities, page 55

20.   We note your response to comment 50 of our letter dated March 7, 2011 and we reissue it in part. Please revise to provide the disclosure required by Item 701 for the notes and warrants received by Silver Stone Advisors Limited and Silver Rock Capital Limited.

Executive Compensation, page 57

21.   We note your response to comment 36 of our letter dated March 7, 2011 and we reissue it in part. While you revised your summary compensation table to provide disclosure for the fiscal year ended December 31, 2010, we note you did not change your disclosures in your Option Grants, Option Exercises and Fiscal Year-End Option Value Table, Long-Term Incentive Plans and Awards sections on page 58. Please revise accordingly, as some of these sections still refer to your last fiscal year being December 31, 2009.

22.   We note your response to comment 38 of our letter dated March 7, 2011 and we reissue it in part. Please revise to clarify your plans with respect to Mr. Ding's compensation, for example whether you intend to significantly increase it in light of your new status as a U.S. reporting company.

Exhibit 99.1

Financial Statements

Notes to Consolidated Financial Statements

Note 1- Organization and Description of Business, page F-7

23.   We note your response to prior comment 63. Considering the restructuring was
        accounted for as a combination of entities under common control with various
        transactions between various entities over a period of time, please revise to provide
        detailed disclosures. We also note on September 15, 2010 Ansheng (HK) acquired
        Fujian Ansheng from Mr. Ding for a consideration of $1.9 million and the acquisition
        became effective on December 13, 2010. Tell us and disclose how you accounted for
        this transaction (i.e. purchase accounting, reverse merger, entities under common
        control etc.) and how it is appropriate. Disclose the relationship of the parties before
        the transaction. Considering Fujian Ansheng's net assets of $28.9 million on
        September 30, 2010, tell us how you determined the purchase price of $1.9 million. In
        addition, considering Ansheng (HK) and ANBAILUN had no assets at September 30,
        2010 disclose how they funded the acquisition.

24.   We note your disclosure that Ansheng (HK)'s capital was established by way of
        contributions from Mr. Ding of $1.9 million, the amount he was entitled to receive
        from Ansheng (HK) for the acquisition of Fujian Ansheng. Tell us and disclose:

        (i)   what Mr. Ding received in exchange for the $1.9 million he paid
        (ii)   the ownership composition of Ansheng (HK) immediately after this transaction
                 and discuss this transaction's impact on the ANBAILUN's ownership of
                 Ansheng (HK)
        (iii)   an analysis of how you accounted for this transaction.

25.   Please revise to clarify ownership and control of the entities before the share transfer
        agreement dated February 11, 2011 between Mr. Lam and Mr. Ding.

26.   We note your disclosure that Mr. Lam granted Mr. Ding option to purchase all of the
        30,000 ordinary shares of Ansheng International, Inc held by Mr. Lam at the price of
        $1. Tell us how you accounted for this transaction and how it is appropriate.

27.   We note that Mr. Lam owned 100% of Ansheng International, Inc, and ANBAILUN
        both before and after the restructuring. Tell us and provide a detailed disclosure how

your accounting for the restructuring as a combination of entities under common control is appropriate and provide specific accounting literature that supports your position.   Please specifically address how common control exists upon consummation of each transaction.

28.   We note that Mr. Lam continues to be the sole shareholder of Ansheng International, Inc, and ANBAILUN, tell us how Mr. Ding retained a financial controlling interest in the combined entity.

Note 2- Summary of Significant Accounting Policies

Shipping Costs, page F-12

29.   We note your revised disclosure in response to our prior comment 58 did not address all of the issues stated in the comment. Thus the comment is reissued. Please revise your accounting policy relating to shipping and handling costs to include whether you charge your customers for shipping and handling fees and if you include such amounts in revenue. Please disclose such amounts for the periods presented, as applicable.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director